Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

April 24, 2012

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company

Form 10-K for the fiscal year ended August 31, 2011

Filed October 31, 2011

Form 10-Q for the quarter ended February 29, 2012

Filed April 6, 2012

File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (the Company) received your letter dated April 17, 2012 by fax on April 17, 2012. The Company submits the following response to your letter which for ease of reference is replicated by point.

Form 10-Q for the Quarterly Period Ended February 29, 2012

Management’s Discussion and Analysis . . . . page 18

Liquidity and Capital Resources, page 23

Cash Flows, page 24

We note you reference your days sales outstanding and days sales in inventory as compared to the same period in the prior year. However, you do not provide the comparison from the same period in the prior year. When making these types of disclosures in future filings, please also provide the applicable comparison. For example, disclosing the days sales outstanding and days sales in inventory from the same period in the prior year would provide more context for the comparison you seek to make.

Response:

The Company acknowledges the Staff’s comment and will provide comparative disclosures for financial measures, including days sales outstanding and days sales in inventory, when presented in future filings.

Mr. John Cash

April 24, 2012

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Barbara R. Smith

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer

Ann J. Bruder, Senior Vice President, General Counsel and Corporate Secretary

Leon K. Rusch, Vice President and Controller

Audit Committee of Board of Directors

Paul L. Choi, Sidley Austin, LLP

Jeffry S. Plowman, Deloitte & Touche, LLP